UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC  20549


                                    SCHEDULE  13D

                     Under the Securities Exchange Act of 1934
                               (Amendment No.   1  )*


                               nStor Technologies, Inc.
                     ------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
                    --------------------------------------------
                           (Title of Class of Securities)

                                   449-684-10-91
                   ----------------------------------------------
                                   (CUSIP Number)


                        Mr. Mark F. Levy, Vice President
                           nStor Technologies, Inc.
                  100 Century Boulevard, West Palm Beach, FL 33417
                                  561/640-3133
                  ------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                               		January 26, 2000
                 -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   ___.

Note:	Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449-684-10-91

1) Names of Reporting Persons S.S. or IRS Identification Nos. of
   Above Person      ###-##-####
               ----------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group (See Instructions)
	  (a)
      -------------------------------------------------------------------------
	  (b)
      -------------------------------------------------------------------------
3)	SEC Use Only
               ----------------------------------------------------------------
4)	Source of Funds (See Instructions)	            	PF
                                     ------------------------------------------
5)	Check if Disclosure of Legal Proceedings is Required Pursuant
   to Items 2(d) or 2(e)
                         ------------------------------------------------------
6)	Citizenship or Place of Organization 	      United States
                                            -----------------

   	Number of	    (7) Sole Voting Power     	       3,192,444
    Shares Bene-                                  -----------
    ficially      (8) Shared Voting Power 	             0
   	Owned by     	                                -----------
	   Each 	        (9) Sole Dispositive Power  	    3,192,444
	   Reporting                                     -----------
	   Person
	   With	        (10) Shared Dispositive Power 	        0
                                                  -----------

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 	3,192,444
                                                                ---------------
12)	Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)
                             --------------------------------------------------
13)	Percent of Class Represented by Amount in Row (11) 		       10.52%
                                                      -------------------------
14)	Type of Reporting Person (See Instructions) 		              IN
                                               --------------------------------

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the shares of common stock .05 par value per share (the "Shares") of nStor Technologies, Inc. (the "Company"). The principal executive offices of nStor Technologies, Inc. is located at 100 Century Boulevard, West Palm Beach, FL 33417.

Item 2.	Identity and Background.

This statement is being filed by Maurice A. Halperin. My business address is 1460 South Ocean Boulevard, Suite 255, Pompano Beach, FL 33062. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the shares was my personal funds. The total amount of money used to purchase the Shares was $3,799,848.

Item 4. Purpose of Transaction.

Not applicable.

Item 5.	Interest in Securities of the Issuer.

The event that requires filing of this Amendment No. 1 to Schedule 13D is a decrease of more than one percent in my beneficial ownership of the Company's outstanding common stock. My beneficial ownership percentage dropped from approximately 11.75% as of May 8, 1999, to less than 10.75% as of January 26, 2000. As of February 14, 2000, my beneficial ownership is approximately 10.52% of the outstanding common stock. I have the sole power to vote and dispose of the Shares. There is no shared power to vote or dispose of the Shares I own. My beneficial ownership of the Shares consists of the following:

(a)  172,700 Shares purchased in open market transactions;

(b) 250,000 Shares acquired in satisfaction of a $500,000 loan I made to the Company;

(c) 203,077 Shares acquired on December 16, 1999 in satisfaction of a $600,000 loan to the Company;

(d) 200,000 Shares acquired on February 1, 2000 upon exercising warrants to purchase 200,000 Shares for an amount of $600,000;

(e) 1,666,667 Shares acquired on February 1, 2000 upon converting Series A Convertible Preferred Stock; and

(f) 700,000 Shares acquired on February 1, 2000 upon converting Series D Convertible Preferred Stock.

During the period from May 6, 1999 to February 16, 2000, I acquired 2,770,774 Shares in four private transactions.

The table below lists the transaction date for each of the private transactions, the number of shares purchased, the price per share where applicable, and total purchase price.

           		Number of
Transaction   Shares  	  Price Per
  Date       Purchased     Share   Total Purchase Price
-----------  ---------   --------- --------------------
12/16/99	      203,077	    2.96    $ 600,000  (Discharge of $600,000 loan)
02/01/00	      200,000	    3.00      600,000  (Exercise of 200,000 warrants)
02/01/00     1,667,000     0.60    1,000,000  (Paid on Sept. 25, 1998 at
                                               the time preferred stock
                                               purchased)
02/01/00      700,000	     1.00	     700,000  (Paid on October 21,1998
		         (Conversion of             				    at the time preferred
           Series D, 8%                       stock purchased.
		        Preferred Stock)

Item 6.	Contracts, Arrangements, Understandings or Relationships with
        Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

                                  Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



DATE 	:  February 16, 2000



/S/    Maurice A. Halperin
------------------------------
Signature


Maurice A. Halperin
-----------------------------
Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

    Attention:  Intentional misstatements or omissions of fact constitute
            Federal criminal violations (See 18 U.S.C. 1001).